02046839

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington; D.C.; 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule: 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
7/1/02

For the month of July, 2002

EMCO LIMITED
(Translation of registrant's name into English)

620 Richmond Street, London, Ontario N6A 5J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F________ Form 40-F ✔

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes ________ No ✔

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCO LIMITED
(Registrant)

Date: July 23, 2002

By: [signature]
Mark F. Whitley – General Counsel and Secretary

*Print the name and title of the signing officer under his signature.

EMCO LIMITED ANNOUNCES IT WILL NOT PROCEED WITH ACQUISITION OF WATERWORKS SUPPLY BUSINESS

LONDON, Ontario (July 23, 2002) – Emco Limited [Toronto: EML; Nasdaq: EMLTF] announced today that it will not proceed with the acquisition of the wholesale waterworks supply business of bcgSERVICES Inc., a wholly-owned subsidiary of BC Gas Inc. (BC Gas). Emco announced on April 9, 2002 that it had signed a purchase and sale agreement to acquire the business from BC Gas subject to the completion of a due diligence review by Emco and obtaining required regulatory and other approvals.

Emco and BC Gas have now determined that proceeding with this transaction would not be in the best interests of either party and have agreed to terminate the purchase and sale agreement.

Emco Limited is one of Canada's leading distributors and manufacturers of building products for the residential, commercial and industrial construction markets.

For further information, contact:

Gordon E. Currie
Vice President, Treasurer and Chief Financial Officer
(519) 645–3905

Daniel J. Boyd
Director, Investor Relations and Tax
(519) 645–3911

www.emcoltd.com

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EMCO LIMITÉE ANNONCE QU'ELLE N'ACQUERRA PAS L'ENTREPRISE DE FOURNITURE EN GROS DE PRODUITS POUR RÉSEAUX D'AQUEDUCS

LONDON (Ontario), le 23 juillet 2002 – Emco Limitée [Toronto: EML; Nasdaq: EMLTF] a annoncé aujourd'hui qu'elle ne procédera pas à l'acquisition de bcgSERVICES Inc., une filiale à part entière de BC Gas Inc. (BC Gas). Emco avait annoncé le 9 avril 2002 qu'elle avait signé avec BC Gas une entente d'achat et de vente visant l'acquisition de cette entreprise, sous réserve de l'exécution d'un contrôle préalable par Emco et de l'obtention des autorisations réglementaires et autres autorisations requises.

Emco et BC Gas ont maintenant conclu que cette opération ne servirait pas les meilleurs intérêts des parties, et ont convenu de mettre fin à l'entente d'achat et de vente.

Emco Limitée est un chef de file canadien de la distribution et de la fabrication de matériaux de construction pour les marchés du bâtiment résidentiel, commercial et industriel.

Pour tous renseignements complémentaires, prière de s'adresser à :

Gordon E. Currie
Vice-président, trésorier et
directeur des services financiers
(519) 645–3905

Daniel J. Boyd
Directeur, relations avec les investisseurs
et fiscalité
(519) 645–3911

www.emcoltd.com

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Les énoncés prospectifs que renferme le présent communiqué de presse reflètent les attentes et opinions de la direction concernant des événements futurs et, par conséquent, comportent des risques et des incertitudes. Les résultats réels pourraient différer de façon appréciable des résultats attendus ou implicites.